SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G
                  Under the Securities Exchange Act of 1934

                              OpenTV Corp.

                            (Name of Issuer)


                    Class A Ordinary Shares, no par value
                       (Title of Class of Securities)


                                G6754310
                             (CUSIP Number)


                             January 5, 2000
           (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CSUIP No. G6754310          Schedule 13G

1.     NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Motorola, Inc.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)   [  ]
       (b)   [  ]

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER

       2,101,260

6.     SHARED VOTING POWER

       0

7.     SOLE DISPOSITIVE POWER

       2,101,260

8.     SHARED DISPOSITIVE POWER

       0

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,101,260

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       [ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.8%

12.    TYPE OF REPORTING PERSON

       CO


Item 1.

(a)         Name of Issuer:  OpenTV Corp. ("OpenTV")

(b)         Address of Issuer's Principal Executive Offices:
            401 East Middlefield Road
            Mountain View, CA 94043

Item 2.

(a)         Name of person filing:  Motorola, Inc. ("Motorola")

(b)         Address of principal business office, or, if none, residence:
            1303 East Algonquin Road
            Schaumburg, IL 60196

(c)         Citizenship:  Delaware Corporation

(d)         Title of class of securities:  Class A Ordinary Shares

(e)         CUSIP number: G6754310

Item 3.     If this statement is filed pursuant to Rules 13d-
1(b), or 13d-2(b) or (c), check whether the person filing is a:

            Not applicable.

Item 4.     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 2(d).

(a)         Amount beneficially owned: 2,101,260 (1)(2)

(b)         Percent of class: 6.8%(2)(3)

(c)         Number of shares as to which the person has:

(i)   sole power to vote or to direct the vote

                  2,101,260

(ii)  shared power to vote or to direct the vote

0(2)

(iii) sole power to dispose or to direct the disposition of

2,101,260

(iv) shared power to dispose or to direct the disposition of 0(2)

Item 5.     Ownership of five percent or less of a class:

            Not Applicable

Item 6. Ownership of more than five percent on behalf of another person:

Not Applicable

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

            Not Applicable

Item 8.     Identification and classification of members of the group:

Not Applicable

Item 9.     Notices of dissolution of group:

Not Applicable

Item 10.    Certification:

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


FOOTNOTES
(1) On January 5, 2000, pursuant to an agreement and plan of merger dated September 14, 1999, General Instrument Corporation merged with and into Lucerne Acquisition Corp. ("Lucerne"), a Delaware corporation and a wholly-owned subsidiary of Motorola (the "Merger"). As a result of the Merger the separate corporate existence of Lucerne ceased and General Instrument Corporation continued as the surviving corporation and a wholly-owned subsidiary of Motorola.

      On July 24, 2000, Spyglass, Inc. completed its merger with OpenTV. Pursuant to the terms of that merger, each share of Common Stock of Spyglass, Inc. was exchanged for 0.7236 shares of Class A Ordinary Shares of OpenTV. At the time of that merger, Motorola (through its subsidiary, General Instrument Corporation) held 700,000 shares of Common Stock of Spyglass, Inc. (which at the time of that merger converted into 506,520 Class A Ordinary Shares of OpenTV) and a currently exercisable warrant to purchase an additional 233,334 shares of Common Stock of Spyglass, Inc. (which at the time of that merger converted into a currently exercisable warrant to purchase an additional 168,840 Class A Ordinary Shares of OpenTV). Motorola (through its subsidiary General Instrument Corporation) also held warrants to purchase an additional 466,666 shares of Common Stock of Spyglass, Inc., which are not currently exercisable and which, at the time of that merger, converted into a warrant to purchase 337,680 Class A Ordinary Shares of OpenTV.

      Additionally, Motorola (through its subsidiary, General Instrument Corporation) holds 450,450 Class A Ordinary Shares of OpenTV and currently exercisable warrants to purchase 975,450 Class A Ordinary Shares of OpenTV. Motorola (through its subsidiary, General Instrument Corporation) also holds warrants to purchase an additional 175,000 Class A Ordinary Shares of OpenTV which are not currently exercisable. Included in these numbers are 121,596 Class A Ordinary Shares of OpenTV that Motorola has agreed to exchange (through its subsidiary, General Instrument Corporation) for an equal number of Class B Ordinary Shares of OpenTV. This exchange is expected to be completed shortly. Class B Ordinary Shares are convertible into Class A Ordinary Shares on a share for share basis.

(2) Solely as a result of an Investors Rights Agreement dated as of October 23, 1999 ("Investors' Rights Agreement") among MIH Limited (indirectly through its subsidiary OTV Holdings Limited)("MIH"), Sun Microsystems, Inc. (indirectly through its subsidiary Sun TSI Subsidiary, Inc.)("SMI"), Time Warner, Inc. (indirectly through its subsidiary TWI-OTV Holdings, Inc.) ("Time Warner"), Liberty Digital, Inc. (indirectly through its subsidiary LDIG OTV, Inc.)("Liberty Digital"), Motorola (through its subsidiary General Instrument Corporation), American Online, Inc. and News America Incorporated that includes provisions relating to the voting and disposition of their shares in certain circumstances, Motorola may be deemed the beneficial owner of shares beneficially owned by MIH, SMI, Time Warner, Liberty Digital, America Online, Inc. and News America
Incorporated.    Motorola disclaims beneficial ownership of the shares
covered by the Investors' Rights Agreement and beneficially owned by MIH, SMI, Liberty Digital, America Online, Inc., Time Warner and News America Incorporated.

(3)     Calculated pursuant to Rule 13d-3(d).


                                SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 9, 2000                MOTOROLA, INC.


                                    By:  /s/ Carl F. Koenemann
                                    Name:    Carl F. Koenemann
                                    Title:   Executive Vice President
                                             and Chief Financial Officer